GEOLOGICAL REPORT

ON THE

SAN FERNANDO PROPERTY

STATE OF BAJA CALIFORNIA

MEXICO

FOR

CARDERO RESOURCE CORP.

1901 – 1177 West Hastings Street

Vancouver, B. C.  V6E 2K3

BY:

G. D. Belik, P.Geo.

May 5, 2003

TABLE OF CONTENTS

Summary

Introduction and Terms of Reference

Disclaimer

Property Description and Location

Accessibility, Climate, Infrastructure and Physiography

History

Regional Geological Setting

Deposit Type

Property Geology and Mineralization

Exploration

Drilling

Sampling Method and Approach

Sample Preparation, Analysis and Security

Data Corroboration

Interpretation and Conclusions

Recommendations

Appendix A:     Rock Sample Descriptions and Locations

Appendix B:

Assay Results

Appendix C:

References

Appendix D:

Writer’s Certificate

List of Maps Appended to Report:

Figure 696-02-16:

Location Map

Figure 696-02-17

Property Map

Figure 696-02-18:

Schematic Cross Section, San Fernando Showing

Figure 696-02-19:

Cross Section, El Gato Showing

Figure 696-02-20A:

Geology Plan (1:10,000)

Figure 696-02-20B

Geology Plan (1:5,000)

Summary

The San Fernando property is located in the west-central part of the state of Baja California, Mexico.  The climate is hot and dry with semi desert-like conditions modified slightly by proximity to the Pacific coast.  Topography is gentle to moderate with elevations varying between 475 and 650 meters above mean sea level.  Vegetation consists of a wide variety of cactus with local low brush and trees in some of the arroyos.

The property measure roughly 5.5 by 6.5 kilometers and consists of three concessions aggregating 3,475 hectares.  A small 100 hectare internal block is owned by separate interests.  Cardero Resource Corp. owns 100% of the two larger concessions.  The property is currently part of a strategic alliance between Cardero and Anglo American Mexico S.A. de C.V.  Access is by road south from San Diego or Ensenada and is mostly on paved highways.  There is little existing infrastructure in the immediate vicinity of the property, however most services are available in the town of San Quintin roughly 100 kilometers by road to the north.

There is very little recorded history of mining or exploration activity in this part of Mexico.  The first recorded work was an evaluation for iron ore deposit potential by the UN and the  Consejo de Recursos Minerales in the 1950’s and 1960’s.  On the San Fernando property, extensive underground work was completed on the main San Fernando showing and to a lesser extent, on the El Gato showing.  Small scale trenches and shafts are located on several other showings.  There is only evidence of one drill hole and no indication of any modern exploration.  The property was acquired by Cardero Resource Corp. after it was recognized as an iron oxide copper-gold (IOCG) analog.

The property is underlain by a flat lying sequence of shallow marine volcanic and sedimentary rock of the Middle to Upper Cretaceous, Alisitos Formation.  Granitic rocks of the Upper Cretaceous Peninsular Range Batholith intrude the Alisitos Formation along the northern and eastern edges of the property.  Intrusive units are fairly fresh and there are no obvious thermal effects adjacent to intrusive contacts.  Poorly consolidated sandstones and conglomerates of the Upper Cretaceous Rosario Formation unconformably overlie the Alisitos Formation and Peninsular Range intrusives in the southern part of the property.

Hematite-magnetite-pyrite-copper mineralization occurs in numerous veins, faults and fracture zones that cut the Aisitos Formation and the intrusives.  There are two main deposits that are historically referred to as San Fernando and El Gato.  The majority of the main San Fernando showings are on property not owned by Cardero.

Mineralization at San Fernando occurs in a 2 meter to 4 meter wide, steeply dipping shear zone that was traced in a general north-south direction over a length of about 400 meters.  Samples collected from a series of mine dumps along the trace of the zone averaged about 1.0% copper and 500 ppb gold.  Selected samples from higher grade stockpiles assayed up to 7.0% copper and 1094 ppb gold.

At El Gato, a semi massive to massive martite band, 2.0 meter to 3.0 meters thick, occupies a flat-lying fault zone that is sub parallel to bedding.  Mineralization extends over an east west strike length of about 300 meters.  The east end of the zone has been explored by a large surface cut, two declines and a short adit over a strike length of 80 meters; two chip samples collected across the zone within this interval averaged 1.5% copper and 498 ppb gold across an average width of 2.5 meters.  To the west the zone grades into more massive, compact martite mineralization with only minor copper.

The two main occurrences and the several smaller showings at the San Fernando property display many of the characteristics of IOCG deposits.  There is no direct surface evidence of the presence of a large deposit, however the depth potential is unknown.  At present there are no focused, obvious targets to test for buried, potentially economic deposits, however very little is known of the third dimension of the Alisitos Belt deposits.  A detailed regional exploration program is currently underway to evaluate the regional belt as a whole.  When this work is completed, it may suggest specific target areas on the San Fernando property for detailed geophysical surveys and drilling.

Introduction and Terms of Reference

This report was prepared at the request of Cardero Resource Corp. and conforms to the guidelines for technical reports set out in National Policy Instrument 43-101.  The report discusses the geological setting and nature of the mineralization on the San Fernando property and provides recommendations and guidelines for future work.

The report is based on mapping and sampling carried out by the writer on the properties for Cardero Resource Corp. during the period June 21 to July 27, 2002; as well as the writer’s general familiarity with similar occurrences in Nevada and other parts of Baja California Norte.

Disclaimer

The writer has relied on information supplied by representatives of Cardero Resource Corp. concerning the status and ownership of the mineral titles comprising the properties discussed in this report.

Property Description and Location

The property consists of a rectangular block measuring 5.5 kilometers west-west by 6.5 kilometers north-south.  It encompasses an area of 3475 hectares (there is a 100 Ha parcel in the north-central part of the property owned by other interests).  The property is comprised of three concessions (See Figure 696-02-17) and pertinent concession data is as follows:

Concession Name

Expediente No.

No. del Titulo

Size

San Fernando

00206733

219231

350.48 Ha

Esperanza

002/06709

217873

3750.0 Ha

Esperanza 2

002/06709

217874

0.48 Ha

At present this property is part of a large regional joint venture agreement between Cardero Resource Corp. and Anglo American Mexico S.A. de C.V.

The property is located in the State of Baja California, Mexico, almost 50 kilometers east-southeast of the village of El Rosario and roughly 250 kilometers southeast of the City of Ensenada where the local mining agency is located.  It is approximately 340 kilometers southeast of the U.S. border and the City of Tijuana (See Figure 696-02-16). Geographic center of the concession is located at UTM co-ordinates 3309500N and 670000E or latitude 29° 54’ north and longitude 115° 14’ west.

Accessibility, Climate, Infrastructure and Physiography

The property is accessible by road from San Diego, California via Ensenada, Baja California by roughly 440 kilometers of good quality paved road.  At about kilometre 125 on the Trans Peninsular Highway, a good to fair quality gravel road leads southwesterly for about eight kilometres to the core of the property.  Local poor quality roads lead to other part of the concessions (See figure 696-02-17).

The climate of this part of Baja California is hot and dry with semi-desert conditions.  This is sometimes moderated by cool breezes and fog stretching inland from the Pacific coast.  Mean annual temperatures vary between 16° and 20° C and annual precipitation is less than 100 mm.

The region is sparsely populated with no electricity or support services.  The nearest towns with basic support facilities are El Rosario and San Quintin roughly 50 and 90 kilometers to the west and northwest respectively.

Although the property is located within the physiographic province of the Sierras de Baja California Norte, topography is moderate to gentle with maximum relief in the order of 175 meters.  Elevations vary from roughly 650 meters above mean sea level at some of the higher ridges down to about 475 meters in the central roughly circular depression where the main San Fernando showings are located.

Vegetation consists of a wide variety of cactus and local concentrations of low brush and palo verde trees along some of the dry water courses.  Locally there are springs in these dry river beds and a number of wells access a well-define regional aquifer.

History

There is very little recorded history of mining or mineral exploration in this part of Mexico.  Various publications of the Consejo de Recursos Minerales make passing references to work carried out by government or major companies.  The United Nations and the Consejo worked in this part of Mexico in the 1950’s and 1960’s evaluating the iron potential of the region, however, the  main mineralized area on the property was worked on previously for its copper potential.

There is very little documentation of previous work on the property.  There are extensive workings on the San Fernando showing and to a less extent at El Gato. (See Figure 696-02-17)  At San Fernando there are four main shafts and declines.  Their depth or the nature or extent of any development that may have been carried out at various levels is not known.  All are inaccessible due either to flooding and/or unstable ground conditions.  The total estimate of material on the main dumps, in stockpiles, slag etc. is about 20,000 tonnes.  Assuming that the average dimension of the underground workings (shafts, declines, possible drifts, raises etc.) was about 2.5m x 2.5m, it would yield about 17 tones of material per meter of development.  A ballpark estimate of the total underground development based on the above assumptions would therefore be about 1200 meters.

The dimensions of a slag pile at San Fernando indicate that approximately 3000 tonnes of ore was smelted on site.  The average grade of the material or the amount of metals recorded is not known.

The underground workings are accessible at El Gato.  Workings consist of two small declines, one raise, a short adit and some minor stopes.  The total amount of development is about 100 meters.

Except for one old drill hole, there is no evidence of prior surface drilling on the property.

It is difficult to estimate the dates when the exploration and mining was carried out on the property. Certainly the smelter slag seems quite old and probably dates from the 1800’s.  The bulk of the underground work was probably carried out in the early to mid 1900’s.   More recently an effort was made to leach some of the dump material.

The mining agency in Ensenada records that a large concession covering essentially the present ground position was held by Phelps Dodge Corporation in the mid 1990’s. There is no record or evidence of exploration work dating from that time.

Regional  Geological Settings

The northern half of the Baja California peninsula is underlain by sedimentary and volcanic rocks of Paleozoic to Recent age.  An older metamorphic basement comprised of schist, gneiss, quartzite and slate is unconformably overlain by an arc-type volcanic sequence of the Cretaceous Alisitos Formation.  Initial volcanism consisted of intermediate flows and pyroclastic units with thin intercalated sedimentary beds that were deposited in a shallow marine archipelago extending along the axis of the present peninsula.  Near the top of this succession, a moderately thick sequence of limestone is at times present. Volcanism was followed by a period of uplift and extension along the back side of the arc, along the continental margin, caused by downward compression along the subducting plate.  Extension was accompanied by a period of prolonged felsic volcanism that occurred within and peripheral to a series of grabens and caldera complexes which formed along the extending margin.  Felsic volcanism appears to have been largely subaerial with probable local shallow marine embayments.  Grabens were infilled with lahar, coarse volcanic breccias, volcaniclastics, felsic tuffs and intermediate lavas.  Felsic volcanic units consist of thick-bedded, fine-grained, crystal tuffs and densely welded ignimbrite and local lithic tuff, flow breccia and lapilli tuff.

Flat lying, poorly consolidated, shallow-marine sediments of the Late Cretaceous Rosario Formation unconformably overlie the Alisitos Formation.  The basal unit consists of a coarse, polymictic conglomerate that is overlain by a thick section of locally consolidated sands and silts with abundant shell fragments and thin interbeds of biomicrite.  In many areas the Rosario Formation is completely eroded away but in some sections, particularly along the coastal region, large tracts remain.

Granitic rocks of the Late Cretaceous, Peninsular Range Batholith have intruded large sections of northern Baja California.  These rocks typically consist of fairly uniform bodies of medium grained tonalite to granodiorite that display little hydrothermal alteration or thermal effects.

Numerous dykes and small plugs of felsite or aplite intrude the Alisitos Formation.  These are likely subvolcanic feeders associated with the late stage, felsic, volcanic event.

Mineral Deposit Type

The mineral occurrences and showings located on the subject property have many of the defining characteristics of the iron oxide copper-gold (Olympic Dam-type) class of deposits.  Salient features include:

1.

Iron oxides (hematite and magnetite or martite after magnetite) are the principal ore-forming minerals.

2.

The main ore forming process is iron metasomatism by direct precipitation in veins or by in situ replacement.

3.

Deposits formed in a shallow crustal environment.

4.

Deposits occur as both concordant and discordant bodies.

5.

There is evidence of strong structural control in both concordant and discordant mineral occurrences.

6.

There is extensive development of secondary tremolite and actinolite and evidence of sodic metasomatism as manifested by the presence of scapolite and ? albite.

7.

Mineralization occurs in a number of structural settings in a variety of host rocks.

8.

A clear association with contemporaneous igneous activity is not always evident.

9.

There is a general geochemical association with Mo, Cu, B, F, P, As, Co, Au, Ag and rare earth elements.

The geological association of a number of similar mineral occurrences throughout the Alisitos Belt of northern Baja California clearly suggests that a close, contemporaneous association exists in the district between iron oxide mineralization and the onset of felsic volcanism in the Alisitos Formation.  Deposits appear to occur in clusters that are spatially associated with caldera-like features or ring fracture zones, representing perhaps the root zones of calderas.

Property Geology and Mineralization

The geological plan and sample locations are presented in two maps.  Figure 696-02-20A is an overall geological plan nap at a scale of 1:10,000.  Figure 696-02-20B is a map of the central and northern areas in greater detail (1:5,000).

Most of the property is underlain by a flat-lying sequence of shallow marine volcanic and sedimentary rocks of the Middle to Upper Cretaceous Alisitos Formation.  The sequence includes a lower section of andesitic to dacite tuffs, flows and coarse volcanic fragmentals overlain by an upper section consisting of mainly amygdaloidal andesitic and basaltic flows with small limestone reefs.  The total sequence is about 800 meters thick.

Granodiorite, monzodiorite, diorite and felsic dykes and sills of the Upper Cretaceous Peninsular Range Batholith intrude the Alisitos formation along the northern and eastern edges of the map area.  Apart from a few areas of minor alteration, intrusive units are fairly fresh.  There are no obvious thermal metamorphic effects adjacent to intrusive contacts.

Poorly consolidated sandstones and conglomerate of the Upper Cretaceous Rosario Formation unconformably overlie the Alisitos Formation and Peninsular Range intrusives in the southern part of the property.  Units are mainly recessive and typically covered by coarse sandy gravels.  A distinctive thin caliche layer often marks the basal contact.

Hematite-magnetite-pyrite-copper mineralization occurs in numerous veins, faults and fracture zones that cut the Alisitos Formation and Peninsular Range intrusives.  There are two main deposits that are historically referred to as San Fernando and El Gato.

Mineralization at San Fernando occurs in a 2m to 4m wide, steeply dipping shear zone that was traced in a general north-south direction over a length of about 400 meters.  Samples collected from a series of mine dumps along the trace of the zone averaged about 1.0% copper and 500 ppb gold.  Selected samples from higher grade stockpiles assayed up to 7.0% copper and 1094 ppb gold.

At El Gato, a semi massive to massive martite band, 2.0m to 3.0m thick, occupies a flat-lying fault zone that is sub parallel to bedding.  Mineralization extends over an east west strike length of about 300 meters.  The east end of the zone has been explored by a large surface cut, two declines and a short adit over a strike length of 80 meters; two chip samples collected across the zone within this interval averaged 1.5% copper and 498 ppb gold across an average width of 2.5 meters.  To the west he zone grades into more massive, compact martite mineralization with only minor copper.

Mineralization is weathered to a depth of least 20 meters.  Specularite and magnetite are largely preserved but primary sulphides have been extensively oxidized to limonite and various copper oxides and carbonates.  Fresher material in some of the dumps contains pyrite, chalcopyrite, chalcocite and possibly enargite as disseminations, fracture coatings and veins with local well-mineralized quartz-tourmaline-hematite-magnetite-sulphide breccias.

Alisitos Formation

The Alisitos Formation is a sequence of predominantly shallow marine volcanic tuffs, flows and breccias with lesser intercalated sedimentary interbeds.  Volcanism was predominately intermediate to basic but included a significant felsic component in many cases.  Within the San Fernando map area the sequence has a fairly uniform south to southeasterly dip of between 10 and 35 degrees.  The lower part of the sequence consists of interbedded, intermediate to felsic pyroclastic rocks, sediments and flows.  The upper part  consists of mainly massive andesitic to basaltic flows with minor tuff, limestone, conglomerate and pebbly wacke.

Within the map area the Alisitos Formation has been subdivided into nine main units.  Map unit KA1 (upper flow sequence) consists of a thick succession of green, mauve, purple and grey andesitic to basaltic flows that underlie most of the southwest part of the map area.  Most flows are amygdaloidal and have brecciated tops and bottoms.  Unit KA1 locally contains small limestone reefs (unit KA2) and thin interbeds of poorly sorted conglomerate and pebbly wacke (unit KA4).

A few small lenses of a distinctive cream-colored lithic-crystal tuff (unit KA3) occur between flows of unit K A1 in the southwest part of the map area.  The tuff contains a variety of angular to rounded volcanic fragments in a fine-grained crystal-ash matrix.  The unit is well bedded and locally displays a finely laminated, welded texture (may be in part subareal).

A light grey, massive to finely banded dacitic crystal tuff, mapped as unit KA4, forms a distinctive marker horizon, 10 meters to 20 meters thick, between mafic flows of K A1.  It has been traced over a strike length of about 1.7 km.  The unit is a light purple to mauve color.  The most common variety is thinly bedded and contains a few percent feldspar fragments up to 1.5 mm across in a very fine-grained matrix.

Unit KA6 underlies unit KA1 and marks the transition in the Alisitos Formation from predominantly mafic flows in the upper part of the sequence to a more variable, mainly pyroclastic succession in the lower part of the sequence.  The unit consists of interbedded dacitic and andesitic tuffs, andesitic flows and volcanic breccia. Rapid facies changes occur both laterally and vertically throughout the section.

Unit KA7 forms a thick wedge of interbedded coarse heterolithic volcanic breccia, green porphyritic andesite and minor andesitic lapilli tuff that underlies unit KA6 and grades laterally to the east into unit KA8.  The coarse volcanic breccias appear to be mainly vent ejecta but possible include lahar and coarse mudflow deposits.

Unit K A8 underlies a large area in the north-central part of the map area.  KA8 is composed of mainly dark green porphyritic andesite flows and green to grey fine-grained volcanic wacke.  In the San Fernando area the unit includes a distinctive, thin, dark grey to black finely laminated tuff layer with up to 30% finely disseminated magnetite and areas of grey to green microdiorite that are possible synvolcanic sills.

Two thin beds of cream-colored, fine-grained, feldspar-crystal tuff (KA9) outcrop near the San Fernando workings.  Both bands were traced in a general northeast direction over a strike length of several hundred meters.  The tuff contains up to 5% finely disseminated tourmaline

Rosario Formation

The Rosario Formation is an Upper Cretaceous transgressive marine sequence that includes a basal section of near shore, high energy deltaic, beach and tidal flat deposits that grade upward into deeper water silt and fine sand deposits with interbeds of fossiliferous micritic limestone.  At San Fernando the Rosario Formation unconformable overlies the Alisitos Formation and Peninsular Range intrusives in a series of low, incised terraces that cover most of the southern half of the property and the northeast corner.  Thick sand, gravel and boulder deposits generally mantle the tops and flanks of the terraces.  A few good exposure occur along some of the steeper slopes and consist of mainly yellow-tan arkosic sandstone and conglomerate.  Thin beds of micritic limestone were noted in a few places in the southwest corner of the map area.

Intrusive Rocks

Intrusive rocks of the Peninsular Range Batholith underlie a large part of the San Fernando property.  Four main phases of intrusives have been recognized.  The main phase is a medium-trained granodiorite (KG) that intrudes the Alisitos Formation along the northern edge of the property.  The intrusive is unaltered and contains scattered, rounded xenoliths of partly assimilated country rock a few cm to 20 cm in size.  Where observed, the contact with the Alisitos volcanics is sharp with no obvious thermal metamorphism.

Islands of leucocratic monzodiorite (KM) extend through the Rosario cover along the eastern edge of the map area and appear to be part of an extensive intrusive mass that underlies the Rosario cover and extends off the property to the east and south.  Two small stocks of similar material sub outcrop just east of the San Fernando deposit.  The monzodiorite is medium grained and composed of plagioclase and K-spar with minor amounts of hornblende and quartz.  The relative age of the monzodiorite is uncertain but it is probably younger than the granodiorite.

Small plugs of diorite (KD) occur near the San Fernando deposit and in the northeast corner of the map area.  The diorite is a medium grey to green color, medium grained and is composed of mainly plagioclase with 10% to 30% hornblende, a few percent disseminated magnetite, accessory sphene and minor quartz.  The diorite is probably an early phase of the Peninsular Range Batholith and older than both the monzodiorite and granodiorite.

A series of late-stage, sinuous felsic dykes and small irregular plugs (KF) have intruded the Alisitos volcanics and granodiorite in a zone that appears to extend along the granodiorite-Alisitos contact.  Some have an aplitic texture while others are a fine-grained mosaic of graphic quartz-feldspar intergrowths.  A few are pegmatitic.

Mineralization and Alteration

Mineralization on the San Fernando property occurs in flat lying to steeply dipping shear zones and sheeted breccias that cut Alisitos volcanics and the Peninsular intrusives.  Mineralization consists of specular hematite, magnetite (commonly altered to martite), pyrite, chalcopyrite and chalcocite within lenses, breccias, veinlets, fractures and massive manto-like replacement zones.  Mineralization is extensively oxidized to a depth of at least 20 meters.

Fifteen individual showings have been mapped on the property.  Most are less than 1.0 meters wide and traceable for only a few 10’s of meters.  The San Fernando and El Gato deposits are up to 4.0 meters wide and have been traced along strike for several hundred meters.

Alteration within the mineralized zones consists of fine to medium-grained intergrowths of actinolite, tremolite, tourmaline, quartz, epidote, chlorite, calcite, biotite and Kspar.    Weaker, propylitic alteration occurs adjacent to some of the zones.  Some zones exhibit more than one phase of deformation, alteration and mineralization.

San Fernando Showing:

The main shear zone at San Fernando trends 220 degrees but has an apparent north-south trend due to offsets along a series of post-mineral, northwest-southeast faults (see Fig. 696-02-20B).  The overall exposed strike length is 800 meters with the structure narrowing to the north and trending under Rosario cover to the south.  At the south end, the structure dips 50 degrees northwest and steepens to the north in an apparent step-like fashion along the faulted segments to about 75 degrees northwest at the north end.

Mineralization at surface along the San Fernando trend consists of sinuous, pinch and swell pods and lenses of specular hematite, magnetite, martite, tourmaline and quartz, with leached limonitic boxworks and secondary copper oxides and carbonates, within a 3 to 4 meter wide shear zone.  The shear contains quartz-tourmaline-copper oxide veinlets associated with a subvertical system of fractures coated with chlorite, epidote and magnetite.  The hanging wall adjacent to the shear is commonly propylitically altered over a width of 1 to 5 meters and locally mineralized with veinlets of quartz-tourmaline-Kspar-copper associated with a zone of quartz-tourmaline alteration.

Unoxidized mineralization on the dumps consists of magnetite, hematite, pyrite, chalcopyrite, local chalcocite and possibly enargite associated with tourmaline, quartz, epidote, chlorite, actinolite, biotite and Kspar.  Mineralization occurs in the matrix of breccias, in breccia fragments, as disseminations, in fractures and veinlets and semi massive hematite-magnetite-sulphide-quartz-tourmaline lenses.  The degree of mineralization is variable and generally related to the intensity of fracturing and brecciation.

Mineralization appears to be stronger at depth as noted in coarse ore piles and dumps around the main workings and as seen in shaft wall exposures along the trend.  Also, material in a stockpile located beside the slag pile at the south end of the zone contains blocks of a coarse multi-stage breccia containing mineralized intrusive clasts cut by grey silica-hematite vein breccia material.  A grab sample of this material assayed 7.0% copper and 175 ppb gold.  There is a possibility that this intrusive-hosted breccia, which is not seen on surface, could continue or even expand at depth (see Fig. 696-02-18).

El Gato Showing

The El Gato showing is hosted in andesites and consists of a 2.5 to 3.0 meter thick shear zone that dips 32 degrees to the north, parallel to bedding (Fig. 696-02-19).  A large cut exposes the eastern end of the zone.  In the central part of the cut, the zone is a soft sheeted breccia composed of a granular mixture of quartz, specularite, martite, secondary copper oxides, goethite, limonite and minor tourmaline in a sheared, altered (clay-feldspar-tremolite-quartz) matrix.  The zone has a soft, clay altered footwall.  The immediate hanging wall is a weakly mineralized shear.  Above that, the hanging wall is fractured and bleached but not strongly altered.  In the cut, the zone grades laterally to the west into sheared andesite with secondary copper oxides and only minor limonite, specularite and martite.  The zone appears to weaken rapidly to the east and fades into a diffuse zone of bleached fractured andesite that extends a few hundred meters to the east.

Up dip from the cut the zone grades rapidly into a zone of massive martite (see Fig. 696-02-19).  The martite band was traced along the surface to the west over a strike length of about 300 meters.  Along this extension there is no real evidence of shearing.  Mineralization parallels bedding and consists of a 2.0 to 3.0 meter thick zone of compact, fine-grained, massive martite with only trace amounts of copper.  The hanging wall and footwall are fresh green andesite.

Other Occurrences

Northeast of the San Fernando showing some mineralization occurs in andesitic volcanics and consists of a series of en-echelon shears that have trenches, pits and small shafts along them.  Individual shear zones can be traced for approximately 100m or less and are generally less than 1.0m wide with pits of martite-magnetite-hematite-tourmaline-copper oxide and local quartz breccias.  These structures are similar in style and mineralization to the main San Fernando system , but lack wall rock alteration and sulphides.  Generally, these shears are only weakly mineralized with copper oxide along fractures within the andesite.  Martite bands exist within the andesites but usually only consist of massive magnetite-martite with no copper.  Martite appears to be along bedding planes as 0.5 to 1.0m wide lenses that can be traced for 50 meters.  Martite in veins with very coarse-grained actinolite cross cuts andesites.

Two hundred to five hundred meters southwest of the San Fernando showing some copper mineralization is exposed in a few pits, shallow shafts and small trenches.  Spotty copper oxide mineralization occurs in bleached, hematite-stained, silicified andesite along narrow southwest-trending zones of discontinuous fracturing and brecciation.  A narrow, flat southerly dipping shear zone (670024E, 3310667N) contains red-brown jasperoidal silica with very fine dark copper oxide (?).  Jasperoidal martite float and narrow martite veins with minor copper oxide occur further to the southwest towards the El Gato showing.

About 300 meters west of the San Fernando structure at about 670300E, 31111200N, a deep pit is located on a 080/58N-trending, mineralized fault.  The zone is about 1.0m wide, 40m long and consists of strongly altered andesite (actinolite-epidote-chlorite-hematite-magnetite) with lenses of quartz-tourmaline-hematite-copper oxide.  Parts of the structure display good brecciation.  Minor copper oxides occur in fractured felsic tuffs about 60 meters along trend to the west.

A few small quartz-martite-actinolite +\- copper oxide veins and shear zone replacements occur along the northern part of the property, near the granodiorite contact.  On one (669928E, 3111906N), a 15m deep shaft and 15m long trench explored a 1.5m wide shear with martite-magnetite-hematite-copper oxide lenses up to 40 cm wide.  The zone appears to have a strike length of less than 50m. A grab sample from the shaft dump assayed 4.1% copper and 831 ppb gold.  At another location (669468E, 31111100N), a 5m deep shaft was sunk on an 80cm wide shear trending 190/55W.  The shear contains a quartz-magnetite breccia with 10% to 15% pyrite; secondary copper oxides occur in the breccia and along fractures.  A sample of the quartz-sulphide-magnetite breccia assayed 1.5% copper, 1369 ppm cobalt and 293 ppb gold.

Rock Geochemistry

Thirty-three rock samples were collected during the 2002-mapping program.  Sample locations are plotted on Maps 696-02-20A & B.  Sample descriptions are given in Appendix A and analytical results listed in Appendix B.

Fe-oxide/copper mineralization on the San Fernando property is associated with anomalous to highly anomalous levels of Au, Mo, Co, B, P and locally anomalous levels of Pb, Zn, As, Ag, Ni and U.  Mineralization clearly displays multi-element associations.  The relative abundances are tabulated below:

Au

Mo

Co

Ag

B*

P

Pb

Zn

Ni

U

Range

<2-1381

1-543

3-1369

<3-11.9

<3-46

.02-.99

<3-493

6-873

<3-178

0.1-25.6

Average

296 ppb

92 ppm

130 ppm

3.0 ppm

 10 ppm

0.25%

 50 ppm

96 ppm

45 ppm

5.2 ppm

_________________________________________________________________________

*Extraction was only partial for Boron

El Gato has a mineralized strike length of 70 meters at the main workings.  Two samples from this interval averaged about 1.5% copper and 500 ppb gold across 2.5m.  The zone continues another 250 meters to the west but consists of massive martite with only minor copper.  This interval has not been explored at depth and could change character down dip.

The main shear zone at San Fernando could not be sampled due to dangerous ground conditions in all the old workings.  Eight composite samples collected from the main dumps averaged about 1.0% copper and 500 ppb gold.  These values are probably significantly below the average for the deposit.  There is a considerable amount of dilution in some of the dumps with waste rock and most of the higher grade material appears to have been removed and either processed on site or stockpiled separately.

Exploration

Exploration on this property was principally directed towards exploitation of the main mineral occurrences exposed at the surface.  This work is at least 40 to 50 years gold and portions of it may be much older.

Although this ground was held by Phelps Dodge Corporation in the mid 1990’s, there is no evidence of any modern exploration, specifically geochemistry, geophysics or trenching.

The recent recognition of the potential for iron oxide copper-gold (IOCG) deposits in the Alisitos Belt of northern Baja California has led to a re-evaluation of this and other properties in the district.  To date, that work has consisted here of detailed geological mapping and reconnaissance sampling of the San Fernando property.

Drilling

There has been no drilling completed by Cardero Resource Corp. on the San Fernando property.

There is evidence of one inclined core hole (at least 30 years old) near the San Fernando main showing.  There is no record or report on this work.

Sampling Method and Approach

Since this was a reconnaissance mapping and prospecting project, most samples were either representative grab samples or character samples of different types of mineralization.  As there was very little prior assay data, sampling was broad based and of a data gathering reconnaissance nature.

The primary objectives were to provide sufficient coverage to evaluate the property, identify targets and provide a baseline for further work.

A total of 33 rock samples were taken with descriptions of each sample recorded and tabulated along with the location in Appendix A of this report.  Sample locations are plotted on maps 696-02-20A and 696-02-20B which are appended to this report.

Sample Preparation, Analyses and Security

Care was taken to ensure the integrity of each sample.  Samples were collected in cloth sample bags on site and all appropriate data and locations recorded in the field.  At the central base camp, each sample was wrapped in sacking and then sealed in fibre glass rice bags for transport.  The samples were driven by the writer to San Diego and then transported as baggage with the writer to Vancouver where they were delivered directly to the laboratory.

All of the samples were submitted to Acme Analytical Laboratories, located at 852 East Hastings Street, Vancouver, B.C. for sample preparation and analysis.  Acme is a registered British Columbia assayer with International Standards Organization (ISO) 9002 accreditation.

At the Acme Laboratory, all samples were crushed to minus 10 mesh and a 250 gram split pulverized to minus 150 mesh.  A 0.50 gram sub-sample was leached with hot aqua regia for one hour, diluted to 10 ml and analysed for a suite of 35 elements (Group IDX) by inductively coupled plasma mass spectrometry (ICP-MS).  Gold analyses were further determined by fire assay with an ICP finish from a 30 gram sub-sample.  Several reruns were done (approximately every twentieth sample) to check for consistency.  Standard laboratory samples are run routinely by Acme to ensure quality control and lack of contamination.  All reruns and standards showed an acceptable degree of repeatability.

Data Corroboration

Since this project was of a reconnaissance nature, close data corroboration was not of a high priority.  The emphasis was on confirming that the mineral deposits were of the iron oxide copper-gold type and that the geochemical suite of indicator elements was present in anomalous amounts.

Nevertheless, there had been two earlier rapid property examinations here and the results of those sampling programs correlated well with the sampling carried out during the prospecting and mapping program described in this report.

Interpretation and Conclusions

1.

Mineralization on the San Fernando property occurs in flat lying to steeply dipping faults, shear zones and fracture zones that cut volcanic, sedimentary and intrusive rocks of Middle Cretaceous to Upper Cretaceous age.

2.

Fifteen individual showings have been mapped on the property.  Most are small (less than 1.0m wide) and can be traced for only a short distance.  The “San Fernando” showing is the largest deposit which has an exposed strike length of 800 meters and average width of about 3.0 meters.

3.

There are numerous old pits, hand trenches and shallow shafts on the property which appear to date from the early to mid 1990’s.  The San Fernando showing was developed by four main adits and declines that possibly extend to a depth of 100 meters or more.  There is no evidence of any appreciable exploration since the early development work.

4.

Shear zone hosted mineralization is extensively oxidized on surface and consists of fine-grained specular hematite, magnetite (commonly altered to martite), tourmaline, quartz and various copper oxides in fractured, brecciated and sheared host rock.  Fresher material on some of the dumps contains specular hematite, magnetite, pyrite, chalcopyrite, locally chalcocite and possibly enargite, along with quartz and tourmaline, in lenses, breccias, veinlets and fractures.

5.

Alteration within the mineralized zones consists of a fine to medium-grained intergrowths of antinolite, tremolite, tourmaline, quartz, epidote, chlorite, calcite, biotite and Kspar.  Weaker, propylitic alteration occurs adjacent to some of the zones.

6.

The average tenor of mineralization in the shear zones appears to be between 1% to 2% copper and 500 ppb and 1000 ppb gold.  There is a multi-element association between Fe oxide-copper mineralization and strongly anomalous levels of Au, Mo, Co, B, and P and locally anomalous levels of Ag, Pb, Zn, Ni, As and U.

7.

Most of the deposits are too small to be of economic interest.  There is no direct evidence that there is a potential for a large deposit at surface although one could be concealed beneath colluvial cover or under the Rosario cover to the south.

8.

At San Fernando there is a potential for better mineralization at depth.  Mineralization appears to be stronger at depth as noted in coarse ore piles and dumps around the main workings and as seen in shaft wall exposures along the trend.  Also an interesting, well-mineralized, intrusive hosted breccia, which does not outcrop at surface, was seen in stockpiled material.  There is a possibility this breccia could continue and even expand at depth.

9.

Further exploration to evaluate the San Fernando zone at depth is warranted.

Recommendations

At present, the regional controls, depth potential and other characteristics of the Baja California iron oxide copper-gold (IOCG) mineral occurrences are poorly understood.  A very detailed, regional exploration and evaluation program is currently being undertaken in the district.  The results of this program which will be integrated with district and local interpretations of satellite imagery, structural analysis and airborne magnetics, will prioritize certain areas as having more potential to host significant, presently obscured mineral deposits.

It is recommended that further work on the San Fernando property await the results of this regional assessment.

Respectfully Submitted;

G. D. Belik. P. Geo

April 30, 2003

APPENDIX  A

ROCK SAMPLE DESCRIPTIONS

AND LOCATIONS

Sample Descriptions

San Fernando Property

02GBSF-1

670107E

Grab sample of shallow SW-dipping altered (qtz-act-tour-hem)

3110716N

shear zone about 1.0 m thick

02GBSF-2

670055E

Silicified, bleached hem/lim stained volcs exposed along arroyo

3310778N

02GBSF-3

670045E

Grab sample from 2.0m deep prospect pit in limonitic, silic

3110737N

material similar to 02GBST-2; patchy sec Cu oxides

02GBSF-4

670024E

Flat-lying brown/red jasperoidal alteration zone exposed in

3110667N

small hand trench

02GBSF-5

668275E

El Gato showing; 2.5m chip sample across mineralized band

3310135N

in central part of workings at decline entrance; granular mixture of qtz, spec, martite, sec Cu oxides, goethite, lim, clay and tourmaline

02GBSF-6

668256E

El Gato; east end of main cut at adit entrance, 20m east of

3310140N

02GBSF-5; 2.5m chip sample across main  min band

02GBSF-7

668086E

Extension of El Gato to the east; 2.5 to 3.0m thick band of

3110197N

massive martite

02GBSF-8

6690510E

Large slabs of jasperoidal martite in 10 x 10 m area

33106560N

02GBSF-9

670305E

2.5m pit in strong fracture zone with some breccia; bleached

3310832N

silic material with red hem, leached boxworks and some

sec Cu oxides

02GBSF-10

670305E

Trench/pits; ep-chl-act-hem-mag alt zone with lenses of

3311198N

qtz-tour-hem-Cu oxide; loc brecciation; struct dipping

about 50 degrees northerly

02GBSF-11

670135E

Float train of semimassive to massive hem-mag min with

3311487N

local traces of Cu; local lim boxworks

02SF-1

0670610E

Composite sample of breccia zone with 30-40% quartz

3111366N

clasts; tour-epd-hem-spec with secondary Cu oxide in a

sinuous pinch and swell breccia 25 to 30 cm wide. Local

limonitic boxwork

02SF-2

067061E

Dump sample, 15m along east edge. Material from shaft

3111379N

containing shear with black tourm alteration in wall rock.

Chl-act-epd in breccia matrix and as veinlets. Semi-

Massive f.g. martite with 7% py as irregular c.g. patches.

K-spar associated with sulphides. Tourm veinlets with f.g.

Mag as well as py is fracture controlled. Mineralization

along 3-4m wide fault contact.  H.W. is light grey felsic and

F.W. is microdioite/andesite. Secondary Cu oxide occurs

as 10-30 cm wide zones in shear and H.W.

02SF-3

0670618E

Continuation of dump sample above 12 m along east edge

3111364N

02SF-4

0670621E

Continuation of dump sample above 25m along east edge

3111352N

02SF-5

0670633E

Continuation of dump sample above 35m along east edge

3111332N

02SF-6

0670645E

Sample of mineralized H.W. at top of shaft. Minor secondary

3111345N

Cu oxide with felds-quartz alteration

02SF-7

0670643E

Grab from 1m wide strongly fractured zone with abundant

secondary Cu oxide along fracture. Hosted in f.g. andesite volcanic.

02SF-8

0670643E

Grab type sample for f.g. hem alteration in same sample location

3111520N

and trench as 02SF-7. 25% very f.g. spec-hem and replacement alteration blebs and veinlets of fibrous act-trem. Streaked

amigdulodial texture

02SF-9

0670629E

Dump grab sample from material taken from a sub vertical 10m

3111253N

deep shaft with irregular qtz-mar-Cu oxide mineralization

in andesite volcanic. Mineralization is steep dipping shear hosted and appears to be more pervasive at depth. Cu oxide mineralization on fractures trending 190.

02SF-10

0670623E

Dump sample out of a 190/-60 shaft, approximate depth of

311221N

25m. Mineralization is a semi massive mag-qtz-chl-act-K-felds-

sulphide in shear zone.  Sulphides include py and dark soft

metallic scratch energite(?) strong act-trem alteration

02SF-11

0670578E

High grade grab from coarse ore pile from main shaft.  Sil-hem

3110995N

breccia with local fragments of intrusive looking material with

Cu oxide saturation.  Apparent brecciation of initial

mineralization by black sil-tourm-hem-matrix. Mainly oxide

mineralization.

02SF-12

0670620E

41 m composite sample from main dump along NE edge.

3111070N

Secondary Cu oxide-term-hem-mag-act-chl shear

mineralization

02SF-13

0670629E

Sample from main dump taken from 6 sample pits in top of dump

3111050N

02SF-14

0670620E

35m composite sample from main dump along SW edge

3111025N

02SF-15

0669928E

Grab sample from dump of 15m deep shaft at 310/-55 with

3111420N

15m trench. 1.5m wide shear with 40 cm martite-mag-hem-Cu

oxide mineralization as pods within shear. Local act veinlets

02SF-16

0672201E

50 cm wide martite band along andesite contact with

31110-6N

monzodiorite at 245/60E. Cu oxide with vuggy lim boxwork

02SF-17

0672248E

High grade dump sample from 4 pits in andesite volcanics

3111681N

containing Cu oxide mineralization along fracture system

at 240/35NW. Minor epd-tourm-qtz-turq veinlets-jasperoidal hem

02SF-18

0672039E

Dump sample from 15m deep shaft with 2.5m mineralized

3111622N

shear at 230/75W. Cu oxide-hem-mag-turq in andesite

volcanic host. Mineralization along fracture system in shear

02SF-19

0668690E

50 cm wide martite band along strike of E. Gato. F.g. mag-

3110205N

tourm with vuggy boxwork lim breccia fragments. Hosted

in andesite flows

02SF-20

0669135E

Type sample of pinkish-tan sil K-felds alteration in

3111087N

andesite volcanics. F.g. texture with remnant cores of

unaltered andesite

02SF-21

0669468E

5m deep shaft on 80 cm wide shear at 190/55W. Secondary

3111100N

qtz-mag breccia with 10-15% py and Cu oxide along fractures

02SF-22

0671317E

40 cm hem-mag-act-qtz vein and breccia in unaltered

3111178N

andesite volcanics. C.g. act as bladed masses

APPENDIX B

ASSAY RESULTS

APPENDIX C

REFERENCES

REFERENCES

Belik, G.D. (2000);

Summary Report on the Alistos Project, Baja California Norte; Private

Company Report.

Dawson, J. M. (2000);

Summary Report on work on the Alisitos Project; Private Company Report

McClarn, M. (2001):

Personal Communication

Barajas, A.M. et al (1994):

Inventario de Recursos Minerales del Estado de Baja California; Secretario de Desarollo Economico de Baja California

Islas-Lopez, J. (1999):

Monografia Geologica-Minera del Estado de Baja California;

Consejo de Recursos Minerales, Mexico

Consejo de Recurros

Various Private Files and Maps

Minerales:

Oreskes, N. &

A model for the Origin of Olympic Dam-type deposits; GAC

Hitzman, M.W. (1993):

Special Paper No. 40

Marschuk, R. et al (2001);

La Candelaria and the Punta del Cobre District Chile; Early

Cretaceous Iron Oxide Cu-Au (Zn-Ag) Mineralization;

Hydrothermal Iron Oxide Copper-Gold and Related Deposits –

A Global Perspective; Australian Mineral Foundation

Haynes, D.W. (2001):

Iron Oxide Copper-Gold Deposits; Their Position in the Ore

Deposit Spectrum and Modes of Origin; Hydrothermal Iron

Oxide Copper-Gold and Related Deposits – A Global Perspective; Australian Mineral Foundation

Shear, H.H. (2001):

Personal Communication

APPENDIX D

WRITER’S CERTIFICATE

G. BELIK & ASSOCIATES

1815 North River Drive, Kamloops, B.C. Canada V2B 7N4

Tel: (250) 376-8351 : Fax: (250) 376-8351 : Email: gbelik@shaw.ca

CERTIFICATE OF AUTHOR

I, Gary D. Belik, P.Geo. do hereby certify that:

1.

I am currently self employed as a geological consultant (minerals) with my office located at:  1815 North River Drive, Kamloops, B.C. Canada V2B 7N4

2.

I graduated with a degree in Bachelor of Science in Geology (honours) from the University of British Columbia in 1970.  In addition, I have obtained a degree in Master of Science in Geology from the University of British Columbia in 1974.

3.

I am a Member of the Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of the Geological Association of Canada.

4.

I have worked as a geologist for a total of 32 years since my graduation from University.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of all sections of the technical report title Geological Report on the San Fernando property, State of Baja California Mexico and dated May 5, 2003 (the “Technical Report”) relating to the San Fernando property.  I completed a mapping program on the subject property during the period June 21–June 27,2002

7.

I have not had prior involvement with the property that is the subject of the Technical Report.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.

I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.

I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.